STATEMENT OF INVESTMENTS

General Government Securities Money Market Fund

February 28, 2007 (Unaudited)

U.S. Government Agencies--97.7%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank:			
3/1/07	5.25	100,000,000 a	99,996,528
8/15/07	5.25	50,000,000 a	49,995,565
4/11/08	5.24	100,000,000 a	99,967,574
Federal Home Loan Bank System:			
3/1/07	5.14	130,000,000	130,000,000
3/1/07	5.16	470,746,000	470,746,000
7/18/07	5.22	25,000,000 a	24,998,868
Federal Home Loan Mortgage Corp.:			
3/6/07	5.26	91,146,000	91,081,058
4/18/07	5.24	75,000,000	74,492,000
7/23/07	5.23	100,000,000	97,960,000
Federal National Mortgage Association:			
3/7/07	5.26	45,220,000	45,181,337
5/2/07	5.22	200,000,000	198,245,056
Total U.S. Government Agencies			
(cost $1,382,663,986)			**1,382,663,986**

Repurchase Agreements--2.5%			
Barclays Financial LLC			
dated 2/28/07, due 3/1/07 in the amount of			
$35,005,056 (fully collateralized by $35,070,000			
Federal National Mortgage Association, Subordinated			
Notes, 5.125%, due 1/2/14, value $35,700,286)			
(cost $35,000,000)	5.20	35,000,000	**35,000,000**
Total Investments (cost $1,417,663,986)		**100.2%**	1,417,663,986
Liabilities, Less Cash and Receivables		**(.2%)**	(3,062,300)
Net Assets		**100.0%**	1,414,601,686

a   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

General Treasury Prime Money Market Fund

February 28, 2007 (Unaudited)

U.S. Treasury Bills--100.2%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
3/1/07	4.91	3,008,000	3,008,000
3/8/07	4.92	2,627,000	2,624,506
3/15/07	5.02	14,956,000	14,927,272
3/22/07	5.10	16,379,000	16,331,093
3/29/07	4.92	2,000,000	1,992,432
4/12/07	5.02	3,000,000	2,982,631
4/26/07	5.06	11,000,000	10,914,445
5/10/07	5.07	9,000,000	8,913,375
5/31/07	5.01	7,400,000	7,308,530
6/7/07	4.96	5,000,000	4,934,122
Total Investments (cost $73,936,406)		**100.2%**	**73,936,406**
Liabilities, Less Cash and Receivables		**(.2%)**	**(154,625)**
Net Assets		**100.0%**	**73,781,781**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.